Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2011 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2011 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2011 (12M ended)						12/31/2011 (12M ended)
Interest income	453,352	(21,096)	432,256	(4.65)%	(4.65)%	Interest income	453,352	(28,839)	424,513	(6.36)%	(6.36)%
Gain/(loss) on investments, net	3,199	1,082	4,281	33.83%	0.24%	Gain/(loss) on investments, net	3,199	1,082	4,281	33.83%	0.24%
Net income/(loss)	279,037	(20,014)	259,023	(7.17)%	(4.41)%	Net income/(loss)	279,037	(27,757)	251,280	(9.95)%	(6.12)%
Net income/(loss) attributable to NCI	4,788	(93)	4,695	(1.94)%	(0.02)%	Net income/(loss) attributable to NCI	4,788	(337)	4,451	(7.04)%	(0.07)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	274,249	(19,921)	254,328	(7.26)%	(4.39)%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	274,249	(27,420)	246,829	(10.00)%	(6.05)%

Retained earnings	(21,764)	(19,921)	(41,685)	91.53%	(4.39)%	Retained earnings	(21,764)	(27,420)	(49,184)	125.99%	(6.05)%
Other comprehensive income/(loss)	(386,595)	19,921	(366,674)	(5.15)%	4.39%	Other comprehensive income/(loss)	(386,595)	27,420	(359,175)	(7.09)%	6.05%
					Share Count						Share Count
Basic EPS	3.18	(0.23)	2.95	(7.29)%	86,365	Basic EPS	3.18	(0.32)	2.86	(10.11)%	86,365
Diluted EPS	3.18	(0.23)	2.95	(7.17)%	87,804	Diluted EPS	3.18	(0.32)	2.86	(9.94)%	87,804
Core EPS	3.15	(0.24)	2.91	(7.75)%	86,365	Core EPS	3.15	(0.33)	2.82	(10.60)%	86,365

Fiscal 2012 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2012 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2012 (12M ended)						12/31/2012 (12M ended)
Interest income	566,830	(7,100)	559,730	(1.25)%	(1.25)%	Interest income	566,830	(35,939)	530,891	(6.34)%	(6.34)%
Gain/(loss) on investments, net	46,989	(556)	46,433	(1.18)%	(0.10)%	Gain/(loss) on investments, net	46,989	526	47,515	1.12%	0.09%
Net income/(loss)	342,782	(7,656)	335,126	(2.23)%	(1.35)%	Net income/(loss)	342,782	(35,412)	307,370	(10.33)%	(6.25)%
Net income/(loss) attributable to NCI	4,108	(93)	4,015	(2.26)%	(0.02)%	Net income/(loss) attributable to NCI	4,108	(430)	3,678	(10.47)%	(0.08)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	338,674	(7,563)	331,111	(2.23)%	(1.33)%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	338,674	(34,982)	303,692	(10.33)%	(6.17)%

Retained earnings	10,941	(7,563)	3,378	(69.12)%	(1.33)%	Retained earnings	10,941	(34,982)	(24,041)	(319.74)%	(6.17)%
Other comprehensive income/(loss)	94,343	7,563	101,906	8.02%	1.33%	Other comprehensive income/(loss)	94,343	34,982	129,325	37.08%	6.17%
					Share Count						Share Count
Basic EPS	2.89	(0.07)	2.82	(2.29)%	115,559	Basic EPS	2.89	(0.31)	2.58	(10.60)%	115,559
Diluted EPS	2.89	(0.07)	2.82	(2.26)%	117,012	Diluted EPS	2.89	(0.30)	2.59	(10.47)%	117,012
Core EPS	2.52	(0.06)	2.46	(2.44)%	115,559	Core EPS	2.52	(0.31)	2.21	(12.34)%	115,559

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2013 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2013 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2013 (12M ended)						12/31/2013 (12M ended)
Interest income	682,360	(1,869)	680,491	(0.27)%	(0.27)%	Interest income	682,360	(37,808)	644,552	(5.54)%	(5.54)%
Gain/(loss) on investments, net	(182,733)	(479)	(183,212)	0.26%	(0.07)%	Gain/(loss) on investments, net	(182,733)	47	(182,686)	(0.03)%	0.01%
Net income/(loss)	159,822	(2,348)	157,474	(1.47)%	(0.34)%	Net income/(loss)	159,822	(37,760)	122,062	(23.63)%	(5.53)%
Net income/(loss) attributable to NCI	1,667	(27)	1,640	(1.62)%	0.00%	Net income/(loss) attributable to NCI	1,667	(457)	1,210	(27.41)%	(0.07)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	158,155	(2,321)	155,834	(1.47)%	(0.34)%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	158,155	(37,303)	120,852	(23.59)%	(5.47)%

Retained earnings	(147,329)	(2,321)	(149,650)	1.58%	(0.34)%	Retained earnings	(147,329)	(37,303)	(184,632)	25.32%	(5.47)%
Other comprehensive income/(loss)	(165,621)	2,321	(163,300)	(1.40)%	0.34%	Other comprehensive income/(loss)	(165,621)	37,303	(128,318)	(22.52)%	5.47%
					Share Count						Share Count
Basic EPS	1.11	(0.02)	1.09	(1.59)%	132,714	Basic EPS	1.11	(0.28)	0.83	(25.63)%	132,714
Diluted EPS	1.11	(0.02)	1.09	(1.58)%	134,174	Diluted EPS	1.11	(0.28)	0.83	(25.35)%	134,174
Core EPS	2.19	0.00	2.19	(0.19)%	132,714	Core EPS	2.19	(0.28)	1.91	(13.01)%	132,714

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
3/31/2014 (3M ended)						3/31/2014 (3M ended)
Interest income	167,728	4,986	172,714	2.97%	2.97%	Interest income	167,728	(32,822)	134,906	(19.57)%	(19.57)%
Gain/(loss) on investments, net	(17,772)	(366)	(18,138)	2.06%	(0.22)%	Gain/(loss) on investments, net	(17,772)	(319)	(18,091)	1.80%	(0.19)%
Net income/(loss)	(64,779)	4,620	(60,159)	(7.13)%	2.75%	Net income/(loss)	(64,779)	(33,140)	(97,919)	51.16%	(19.76)%

Retained earnings	(275,631)	4,620	(271,011)	(1.68)%	2.75%	Retained earnings	(275,631)	(32,683)	(308,314)	11.86%	(19.49)%
Other comprehensive income/(loss)	26,874	(4,620)	22,254	(17.19)%	(2.75)%	Other comprehensive income/(loss)	26,874	32,683	59,557	121.62%	19.49%
					Share Count						Share Count
Basic EPS	(0.54)	0.04	(0.50)	(6.95)%	123,125	Basic EPS	(0.54)	(0.27)	(0.81)	49.84%	123,125
Diluted EPS	(0.54)	0.04	(0.50)	(6.87)%	124,550	Diluted EPS	(0.54)	(0.27)	(0.81)	49.27%	124,550
Core EPS	0.46	0.04	0.50	8.80%	123,125	Core EPS	0.46	(0.27)	0.19	(57.95)%	123,125

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
6/30/2014 (3M ended)						6/30/2014 (3M ended)
Interest income	170,727	2,374	173,101	1.39%	1.39%	Interest income	170,727	(30,448)	140,279	(17.83)%	(17.83)%
Gain/(loss) on investments, net	(20,197)	(216)	(20,413)	1.07%	(0.13)%	Gain/(loss) on investments, net	(20,197)	(535)	(20,732)	2.65%	(0.31)%
Net income/(loss)	(63,790)	2,158	(61,632)	(3.38)%	1.26%	Net income/(loss)	(63,790)	(30,982)	(94,772)	48.57%	(18.15)%

Retained earnings	(402,954)	2,158	(400,796)	(0.54)%	1.26%	Retained earnings	(402,954)	(30,525)	(433,479)	7.58%	(17.88)%
Other comprehensive income/(loss)	310,505	(2,158)	308,347	(0.69)%	(1.26)%	Other comprehensive income/(loss)	310,505	30,525	341,030	9.83%	17.88%
					Share Count						Share Count
Basic EPS	(0.53)	0.02	(0.51)	(3.31)%	123,091	Basic EPS	(0.53)	(0.25)	(0.78)	47.49%	123,091
Diluted EPS	(0.53)	0.02	(0.51)	(3.27)%	124,516	Diluted EPS	(0.53)	(0.25)	(0.78)	46.95%	124,516
Core EPS	0.50	0.02	0.52	3.86%	123,091	Core EPS	0.50	(0.25)	0.25	(49.47)%	123,091

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
6/30/2014 (6M ended)						6/30/2014 (6M ended)
Interest income	338,455	7,360	345,815	2.17%	2.17%	Interest income	338,455	(30,448)	308,007	(9.00)%	(9.00)%
Gain/(loss) on investments, net	(37,969)	(582)	(38,551)	1.53%	(0.17)%	Gain/(loss) on investments, net	(37,969)	(535)	(38,504)	1.41%	(0.16)%
Net income/(loss)	(128,569)	6,778	(121,791)	(5.27)%	2.00%	Net income/(loss)	(128,569)	(30,982)	(159,551)	24.10%	(9.15)%

Retained earnings	(402,954)	6,778	(396,176)	(1.68)%	2.00%	Retained earnings	(402,954)	(30,525)	(433,479)	7.58%	(9.02)%
Other comprehensive income/(loss)	310,505	(6,778)	303,727	(2.18)%	(2.00)%	Other comprehensive income/(loss)	310,505	30,525	341,030	9.83%	9.02%
					Share Count						Share Count
Basic EPS	(1.08)	0.06	(1.02)	(5.10)%	123,108	Basic EPS	(1.08)	(0.25)	(1.33)	23.30%	123,108
Diluted EPS	(1.08)	0.05	(1.03)	(5.04)%	124,533	Diluted EPS	(1.08)	(0.25)	(1.33)	23.04%	124,533
Core EPS	0.97	0.06	1.03	6.16%	123,108	Core EPS	0.97	(0.25)	0.72	(25.50)%	123,108

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
9/30/2014 (3M ended)						9/30/2014 (3M ended)
Interest income	164,781	2,318	167,099	1.41%	1.41%	Interest income	164,781	(28,131)	136,650	(17.07)%	(17.07)%
Gain/(loss) on investments, net	(48,364)	2,763	(45,601)	(5.71)%	1.68%	Gain/(loss) on investments, net	(48,364)	2,228	(46,136)	(4.61)%	1.35%
Net income/(loss)	544	5,080	5,624	933.88%	3.08%	Net income/(loss)	544	(25,902)	(25,358)	(4,761.42)%	(15.72)%

Retained earnings	(466,679)	5,080	(461,599)	(1.09)%	3.08%	Retained earnings	(466,679)	(25,445)	(492,124)	5.45%	(15.44)%
Other comprehensive income/(loss)	299,757	(5,080)	294,677	(1.69)%	(3.08)%	Other comprehensive income/(loss)	299,757	25,445	325,202	8.49%	15.44%
					Share Count						Share Count
Basic EPS	(0.02)	0.04	0.02	(206.35)%	123,098	Basic EPS	(0.02)	(0.21)	(0.23)	1,052.09%	123,098
Diluted EPS	(0.02)	0.04	0.02	(203.92)%	124,569	Diluted EPS	(0.02)	(0.21)	(0.23)	1,039.67%	124,569
Core EPS	0.44	0.02	0.46	4.28%	123,098	Core EPS	0.44	(0.23)	0.21	(51.94)%	123,098

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
9/30/2014 (9M ended)						9/30/2014 (9M ended)
Interest income	503,236	9,677	512,913	1.92%	1.92%	Interest income	503,236	(28,131)	475,105	(5.59)%	(5.59)%
Gain/(loss) on investments, net	(86,333)	2,181	(84,152)	(2.53)%	0.43%	Gain/(loss) on investments, net	(86,333)	2,228	(84,105)	(2.58)%	0.44%
Net income/(loss)	(128,025)	11,858	(116,167)	(9.26)%	2.36%	Net income/(loss)	(128,025)	(25,902)	(153,927)	20.23%	(5.15)%

Retained earnings	(466,679)	11,858	(454,821)	(2.54)%	2.36%	Retained earnings	(466,679)	(25,445)	(492,124)	5.45%	(5.06)%
Other comprehensive income/(loss)	299,757	(11,858)	287,899	(3.96)%	(2.36)%	Other comprehensive income/(loss)	299,757	25,445	325,202	8.49%	5.06%
					Share Count						Share Count
Basic EPS	(1.10)	0.10	(1.00)	(8.76)%	123,105	Basic EPS	(1.10)	(0.21)	(1.31)	19.13%	123,105
Diluted EPS	(1.10)	0.10	(1.00)	(8.66)%	124,530	Diluted EPS	(1.10)	(0.21)	(1.31)	18.91%	124,530
Core EPS	1.41	0.08	1.49	5.58%	123,105	Core EPS	1.41	(0.23)	1.18	(16.21)%	123,105

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2014 (3M ended)						12/31/2014 (3M ended)
Interest income	173,407	760	174,167	0.44%	0.44%	Interest income	173,407	(27,371)	146,036	(15.78)%	(15.78)%
Gain/(loss) on investments, net	(835)	580	(255)	(69.51)%	0.33%	Gain/(loss) on investments, net	(835)	2,808	1,973	(336.28)%	1.62%
Net income/(loss)	(102,713)	1,340	(101,373)	(1.31)%	0.77%	Net income/(loss)	(102,713)	(24,562)	(127,275)	23.91%	(14.16)%

Retained earnings	(632,854)	1,190	(631,664)	(0.19)%	0.69%	Retained earnings	(632,854)	(24,255)	(657,109)	3.83%	(13.99)%
Other comprehensive income/(loss)	424,592	(1,190)	423,402	(0.28)%	(0.69)%	Other comprehensive income/(loss)	424,592	24,255	448,847	5.71%	13.99%
					Share Count						Share Count
Basic EPS	(0.89)	0.01	(0.88)	(1.22)%	123,106	Basic EPS	(0.89)	(0.20)	(1.09)	22.42%	123,106
Diluted EPS	(0.89)	0.01	(0.88)	(1.21)%	124,531	Diluted EPS	(0.89)	(0.20)	(1.09)	22.16%	124,531
Core EPS	0.49	0.01	0.50	1.26%	123,106	Core EPS	0.49	(0.22)	0.27	(45.37)%	123,106

Fiscal 2014 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2014 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2014 (12M ended)						12/31/2014 (12M ended)
Interest income	676,643	10,437	687,080	1.54%	1.54%	Interest income	676,643	(27,371)	649,272	(4.05)%	(4.05)%
Gain/(loss) on investments, net	(87,168)	2,761	(84,407)	(3.17)%	0.41%	Gain/(loss) on investments, net	(87,168)	2,808	(84,360)	(3.22)%	0.41%
Net income/(loss)	(230,738)	13,198	(217,540)	(5.72)%	1.95%	Net income/(loss)	(230,738)	(24,562)	(255,300)	10.64%	(3.63)%
Net income/(loss) attributable to NCI	(2,632)	150	(2,482)	(5.70)%	0.02%	Net income/(loss) attributable to NCI	(2,632)	(307)	(2,939)	11.66%	(0.05)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(228,106)	13,048	(215,058)	(5.72)%	1.93%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(228,106)	(24,256)	(252,362)	10.63%	(3.58)%

Retained earnings	(632,854)	13,048	(619,806)	(2.06)%	1.93%	Retained earnings	(632,854)	(24,255)	(657,109)	3.83%	(3.58)%
Other comprehensive income/(loss)	424,592	(13,048)	411,544	(3.07)%	(1.93)%	Other comprehensive income/(loss)	424,592	24,255	448,847	5.71%	3.58%
					Share Count						Share Count
Basic EPS	(2.00)	0.11	(1.89)	(5.36)%	123,105	Basic EPS	(2.00)	(0.20)	(2.20)	9.98%	123,105
Diluted EPS	(2.00)	0.11	(1.89)	(5.30)%	124,530	Diluted EPS	(2.00)	(0.20)	(2.20)	9.86%	124,530
Core EPS	1.90	0.08	1.98	4.46%	123,105	Core EPS	1.90	(0.22)	1.68	(11.70)%	123,105

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
3/31/2015 (3M ended)						3/31/2015 (3M ended)
Interest income	167,754	3,783	171,537	2.26%	2.26%	Interest income	167,754	(23,588)	144,166	(14.06)%	(14.06)%
Gain/(loss) on investments, net	2,172	(82)	2,090	(3.78)%	(0.05)%	Gain/(loss) on investments, net	2,172	2,726	4,898	125.50%	1.62%
Net income/(loss)	(11,860)	3,701	(8,159)	(31.21)%	2.21%	Net income/(loss)	(11,860)	(20,861)	(32,721)	175.89%	(12.44)%
Net income/(loss) attributable to NCI	(136)	42	(94)	(30.88)%	0.03%	Net income/(loss) attributable to NCI	(136)	(265)	(401)	194.85%	(0.16)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(11,724)	3,659	(8,065)	(31.21)%	2.18%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(11,724)	(20,597)	(32,321)	175.68%	(12.28)%

Retained earnings	(705,703)	3,659	(702,044)	(0.52)%	2.18%	Retained earnings	(705,703)	(20,596)	(726,299)	2.92%	(12.28)%
Other comprehensive income/(loss)	565,131	(3,659)	561,472	(0.65)%	(2.18)%	Other comprehensive income/(loss)	565,131	20,596	585,727	3.64%	12.28%
					Share Count						Share Count
Basic EPS	(0.14)	0.03	(0.11)	(21.47)%	123,118	Basic EPS	(0.14)	(0.17)	(0.31)	121.03%	123,118
Diluted EPS	(0.14)	0.03	(0.11)	(21.23)%	124,543	Diluted EPS	(0.14)	(0.17)	(0.31)	119.64%	124,543
Core EPS	0.50	0.03	0.53	6.15%	123,118	Core EPS	0.50	(0.19)	0.31	(38.32)%	123,118

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
6/30/2015 (3M ended)						6/30/2015 (3M ended)
Interest income	160,836	2,393	163,229	1.49%	1.49%	Interest income	160,836	(21,195)	139,641	(13.18)%	(13.18)%
Gain/(loss) on investments, net	10,876	20	10,896	0.18%	0.01%	Gain/(loss) on investments, net	10,876	2,746	13,622	25.25%	1.71%
Net income/(loss)	147,326	2,413	149,739	1.64%	1.50%	Net income/(loss)	147,326	(18,448)	128,878	(12.52)%	(11.47)%
Net income/(loss) attributable to NCI	1,685	27	1,712	1.60%	0.02%	Net income/(loss) attributable to NCI	1,685	(238)	1,447	(14.12)%	(0.15)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	145,641	2,386	148,027	1.64%	1.48%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	145,641	(18,211)	127,430	(12.50)%	(11.32)%

Retained earnings	(621,191)	2,386	(618,805)	(0.38)%	1.48%	Retained earnings	(621,191)	(18,210)	(639,401)	2.93%	(11.32)%
Other comprehensive income/(loss)	388,495	(2,386)	386,109	(0.61)%	(1.48)%	Other comprehensive income/(loss)	388,495	18,210	406,705	4.69%	11.32%
					Share Count						Share Count
Basic EPS	1.14	0.02	1.16	1.72%	123,137	Basic EPS	1.14	(0.15)	0.99	(13.14)%	123,137
Diluted EPS	1.04	0.02	1.06	1.64%	141,443	Diluted EPS	1.04	(0.13)	0.91	(12.54)%	141,443
Core EPS	0.41	0.02	0.43	4.74%	123,137	Core EPS	0.41	(0.17)	0.24	(41.98)%	123,137

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
6/30/2015 (6M ended)						6/30/2015 (6M ended)
Interest income	328,590	6,176	334,766	1.88%	1.88%	Interest income	328,590	(21,195)	307,395	(6.45)%	(6.45)%
Gain/(loss) on investments, net	13,048	(62)	12,986	(0.48)%	(0.02)%	Gain/(loss) on investments, net	13,048	2,746	15,794	21.04%	0.84%
Net income/(loss)	135,466	6,114	141,580	4.51%	1.86%	Net income/(loss)	135,466	(18,448)	117,018	(13.62)%	(5.61)%
Net income/(loss) attributable to NCI	1,549	69	1,618	4.45%	0.02%	Net income/(loss) attributable to NCI	1,549	(238)	1,311	(15.36)%	(0.07)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	133,917	6,045	139,962	4.51%	1.84%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	133,917	(18,211)	115,706	(13.60)%	(5.54)%

Retained earnings	(621,191)	6,045	(615,146)	(0.97)%	1.84%	Retained earnings	(621,191)	(18,210)	(639,401)	2.93%	(5.54)%
Other comprehensive income/(loss)	388,495	(6,045)	382,450	(1.56)%	(1.84)%	Other comprehensive income/(loss)	388,495	18,210	406,705	4.69%	5.54%
					Share Count						Share Count
Basic EPS	0.99	0.05	1.04	5.02%	123,127	Basic EPS	0.99	(0.15)	0.84	(15.13)%	123,127
Diluted EPS	0.96	0.04	1.00	4.50%	141,434	Diluted EPS	0.96	(0.13)	0.83	(13.59)%	141,434
Core EPS	0.91	0.05	0.96	5.51%	123,127	Core EPS	0.91	(0.17)	0.74	(18.92)%	123,127

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
9/30/2015 (3M ended)						9/30/2015 (3M ended)
Interest income	161,383	(955)	160,428	(0.59)%	(0.59)%	Interest income	161,383	(22,150)	139,233	(13.72)%	(13.72)%
Gain/(loss) on investments, net	(2,958)	991	(1,967)	(33.50)%	0.61%	Gain/(loss) on investments, net	(2,958)	3,737	779	(126.33)%	2.32%
Net income/(loss)	(140,463)	36	(140,427)	(0.03)%	0.02%	Net income/(loss)	(140,463)	(18,412)	(158,875)	13.11%	(11.41)%
Net income/(loss) attributable to NCI	(1,629)	1	(1,628)	(0.06)%	0.00%	Net income/(loss) attributable to NCI	(1,629)	(237)	(1,866)	14.55%	(0.15)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(138,834)	35	(138,799)	(0.03)%	0.02%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(138,834)	(18,176)	(157,010)	13.09%	(11.26)%

Retained earnings	(813,520)	35	(813,485)	0.00%	0.02%	Retained earnings	(813,520)	(18,175)	(831,695)	2.23%	(11.26)%
Other comprehensive income/(loss)	446,857	(35)	446,822	(0.01)%	(0.02)%	Other comprehensive income/(loss)	446,857	18,175	465,032	4.07%	11.26%
					Share Count						Share Count
Basic EPS	(1.18)	0.00	(1.18)	(0.02)%	122,047	Basic EPS	(1.18)	(0.15)	(1.33)	12.78%	122,047
Diluted EPS	(1.18)	0.00	(1.18)	(0.02)%	123,472	Diluted EPS	(1.18)	(0.15)	(1.33)	12.64%	123,472
Core EPS	0.40	0.00	0.40	0.07%	122,047	Core EPS	0.40	(0.18)	0.22	(45.37)%	122,047

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
9/30/2015 (9M ended)						9/30/2015 (9M ended)
Interest income	489,973	5,221	495,194	1.07%	1.07%	Interest income	489,973	(22,150)	467,823	(4.52)%	(4.52)%
Gain/(loss) on investments, net	10,090	929	11,019	9.21%	0.19%	Gain/(loss) on investments, net	10,090	3,737	13,827	37.04%	0.76%
Net income/(loss)	(4,997)	6,150	1,153	(123.07)%	1.26%	Net income/(loss)	(4,997)	(18,412)	(23,409)	368.45%	(3.76)%
Net income/(loss) attributable to NCI	(80)	70	(10)	(87.50)%	0.01%	Net income/(loss) attributable to NCI	(80)	(237)	(317)	296.25%	(0.05)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(4,917)	6,080	1,163	(123.65)%	1.24%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(4,917)	(18,175)	(23,092)	369.63%	(3.71)%

Retained earnings	(813,520)	6,080	(807,440)	(0.75)%	1.24%	Retained earnings	(813,520)	(18,175)	(831,695)	2.23%	(3.71)%
Other comprehensive income/(loss)	446,857	(6,080)	440,777	(1.36)%	(1.24)%	Other comprehensive income/(loss)	446,857	18,175	465,032	4.07%	3.71%
					Share Count						Share Count
Basic EPS	(0.18)	0.05	(0.13)	(27.75)%	123,127	Basic EPS	(0.18)	(0.15)	(0.33)	83.07%	123,127
Diluted EPS	(0.18)	0.05	(0.13)	(27.20)%	124,188	Diluted EPS	(0.18)	(0.15)	(0.33)	82.36%	124,188
Core EPS	1.31	0.04	1.35	3.24%	123,127	Core EPS	1.31	(0.18)	1.13	(13.73)%	123,127

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2015 (3M ended)						12/31/2015 (3M ended)
Interest income	154,522	416	154,938	0.27%	0.27%	Interest income	154,522	(21,734)	132,788	(14.07)%	(14.07)%
Gain/(loss) on investments, net	(31,302)	2,278	(29,024)	(7.28)%	1.47%	Gain/(loss) on investments, net	(31,302)	6,015	(25,287)	(19.22)%	3.89%
Net income/(loss)	110,208	2,694	112,902	2.44%	1.74%	Net income/(loss)	110,208	(15,718)	94,490	(14.26)%	(10.17)%
Net income/(loss) attributable to NCI	1,321	33	1,354	2.50%	0.02%	Net income/(loss) attributable to NCI	1,321	(204)	1,117	(15.44)%	(0.13)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	108,887	2,661	111,548	2.44%	1.72%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	108,887	(15,514)	93,373	(14.25)%	(10.04)%

Retained earnings	(755,799)	2,661	(753,138)	(0.35)%	1.72%	Retained earnings	(755,799)	(15,514)	(771,313)	2.05%	(10.04)%
Other comprehensive income/(loss)	303,110	(2,661)	300,449	(0.88)%	(1.72)%	Other comprehensive income/(loss)	303,110	15,514	318,624	5.12%	10.04%
					Share Count						Share Count
Basic EPS	0.88	0.02	0.90	2.61%	117,266	Basic EPS	0.88	(0.13)	0.75	(15.23)%	117,266
Diluted EPS	0.81	0.02	0.83	2.45%	135,568	Diluted EPS	0.81	(0.12)	0.69	(14.31)%	135,568
Core EPS	0.42	0.00	0.42	0.84%	117,266	Core EPS	0.42	(0.19)	0.23	(44.13)%	117,266

Exhibit A - SAB 99 Quantitative Assessment

Fiscal 2015 - Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2015 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
12/31/2015 (12M ended)						12/31/2015 (12M ended)
Interest income	644,495	5,637	650,132	0.87%	0.87%	Interest income	644,495	(21,734)	622,761	(3.37)%	(3.37)%
Gain/(loss) on investments, net	(21,212)	3,208	(18,005)	(15.12)%	0.50%	Gain/(loss) on investments, net	(21,212)	6,016	(15,196)	(28.36)%	0.93%
Net income/(loss)	105,211	8,844	114,055	8.41%	1.37%	Net income/(loss)	105,211	(15,718)	89,493	(14.94)%	(2.44)%
Net income/(loss) attributable to NCI	1,241	103	1,344	8.30%	0.02%	Net income/(loss) attributable to NCI	1,241	(204)	1,037	(16.44)%	(0.03)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	103,970	8,741	112,711	8.41%	1.36%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	103,970	(15,514)	88,456	(14.92)%	(2.41)%

Retained earnings	(755,799)	8,741	(747,058)	(1.16)%	1.36%	Retained earnings	(755,799)	(15,514)	(771,313)	2.05%	(2.41)%
Other comprehensive income/(loss)	303,110	(8,741)	294,369	(2.88)%	(1.36)%	Other comprehensive income/(loss)	303,110	15,514	318,624	5.12%	2.41%
					Share Count						Share Count
Basic EPS	0.67	0.07	0.74	10.88%	121,378	Basic EPS	0.67	(0.13)	0.54	(19.33)%	121,378
Diluted EPS	0.67	0.07	0.74	10.75%	122,844	Diluted EPS	0.67	(0.13)	0.54	(19.10)%	122,844
Core EPS	1.73	0.05	1.78	2.68%	121,378	Core EPS	1.73	(0.18)	1.55	(10.35)%	121,378

Fiscal 2016- Rollover method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income	Fiscal 2016 - Iron curtain method	As Reported	Difference	Pro Forma if adjusted	% Change	Difference as % of interest income
3/31/2016 (3M ended)						3/31/2016 (3M ended)
Interest income	125,980	1,159	127,139	0.92%	0.92%	Interest income	125,980	(20,575)	105,405	(16.33)%	(16.33)%
Gain/(loss) on investments, net	11,601	0	11,601	0.00%	0.00%	Gain/(loss) on investments, net	11,601	6,016	17,617	51.86%	4.78%
Net income/(loss)	(153,486)	1,159	(152,327)	(0.76)%	0.92%	Net income/(loss)	(153,486)	(14,559)	(168,045)	9.49%	(11.56)%
Net income/(loss) attributable to NCI	(1,897)	14	(1,883)	(0.74)%	0.01%	Net income/(loss) attributable to NCI	(1,897)	(190)	(2,087)	10.02%	(0.15)%
Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(151,589)	1,145	(150,444)	(0.76)%	0.91%	Net income/(loss) attributable to Invesco Mortgage Capital Inc.	(151,589)	(14,369)	(165,958)	9.48%	(11.41)%

Retained earnings	(957,735)	1,145	(956,590)	(0.12)%	0.91%	Retained earnings	(957,735)	(14,369)	(972,104)	1.50%	(11.41)%
Other comprehensive income/(loss)	426,504	(1,145)	425,359	(0.27)%	(0.91)%	Other comprehensive income/(loss)	426,504	14,369	440,873	3.37%	11.41%
					Share Count						Share Count
Basic EPS	(1.39)	0.01	(1.38)	(0.74)%	113,142	Basic EPS	(1.39)	(0.13)	(1.52)	9.26%	113,142
Diluted EPS	(1.39)	0.01	(1.38)	(0.73)%	114,567	Diluted EPS	(1.39)	(0.13)	(1.52)	9.14%	114,567
Core EPS	0.44	0.01	0.45	2.33%	113,142	Core EPS	0.44	(0.18)	0.26	(41.33)%	113,142